SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 11-K

For Annual Report of Employee Stock Purchase, Savings and Similar Plans Pursuant to Section
15(d) of the Securities Exchange Act of 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ______________

Commission file number 1-11690

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DEVELOPERS DIVERSIFIED REALTY CORPORATION PROFIT SHARING PLAN AND TRUST

B. Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

DEVELOPERS DIVERSIFIED REALTY CORPORATION
3300 Enterprise Parkway, Beachwood, Ohio 44122

DEVELOPERS DIVERSIFIED REALTY CORPORATION
PROFIT SHARING PLAN AND TRUST

DECEMBER 31, 2000

Note:  All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

Report of Independent Accountants

To the Participants and Administrator of the Developers Diversified Realty Corporation Profit Sharing Plan and Trust:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for Plan benefits present fairly, in all material respects, the net assets available for Plan benefits of the Developers Diversified Realty Corporation Profit Sharing Plan and Trust (the “Plan”) at December 31, 2000 and 1999, and the changes in net assets available for Plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of “Schedule of Assets Held for Investment Purposes” and “Schedule of Reportable Transactions” are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Cleveland, Ohio
June 26, 2001

DEVELOPERS DIVERSIFIED REALTY CORPORATION
PROFIT SHARING PLAN AND TRUST

Statement of Net Assets Available for Plan Benefits

	December 31,

	2000	1999

Assets:

Investments (Note 3)	$1,635,769	$1,545,321

Receivables:

Due from broker for securities sold	497,060	—

Participants’ notes	13,714	21,480

Participants’ contributions	—	2,318

Employer contributions	9,360	2,586

Dividends	12,746	9,014

Loan interest	660	460

Total receivables	533,540	35,858

Net assets available for plan benefits	$2,169,309	$1,581,179

The accompanying notes are an integral part of these financial statements

DEVELOPERS DIVERSIFIED REALTY CORPORATION
PROFIT SHARING PLAN AND TRUST

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended
December 31,
2000

Additions:

Additions to net assets attributed to:

Investment income:

Dividends	$218,287

Interest	1,484

Net depreciation in fair value of investments (Note 3)	(219,927)

(156)

Less investment expenses	(724)

(880)

Contributions:

Employer	74,750

Participants	422,589

Participants’ rollover	184,490

681,829

Total additions	680,949

Deductions:

Deductions from net assets attributed to:

Participants’ benefits	88,790

Forfeitures	4,029

Total deductions	92,819

Net increase	588,130

Net assets available for plan benefits:

Beginning of year	1,581,179

End of year	$2,169,309

The accompanying notes are an integral part of these financial statements

DEVELOPERS DIVERSIFIED REALTY CORPORATION
PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

1.	Formation of Plan and Summary of Accounting Policies

Formation of Plan

Effective July 1, 1994 Developers Diversified Realty Corporation (the “Company”) formed the Developers Diversified Realty Corporation Profit Sharing Plan and Trust (the “Plan”).

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at market value as of the last business day of the year. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; securities traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the shareholder record date.

The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which is comprised of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Company may, at its discretion, pay the administrative expenses of the Plan. Any expenses not paid by the Company will be paid out of Plan assets. In 2000 and 1999, all Plan expenses were paid for by the Company.

DEVELOPERS DIVERSIFIED REALTY CORPORATION
PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements, Continued

Risks and Uncertainties

The Plan generates a significant portion of its income from investments in domestic and international mutual funds, bonds, and Developers Diversified Realty Corporation common stock. As a result, the Plan’s revenues and net assets available for plan benefits could vary based on the performance of the financial markets.

Fair Value Disclosure of Financial Instruments

Management has determined that the carrying amount of financial instruments, as reported on the Statement of Net Assets Available for Plan Benefits, approximates fair value.

2.	Description of Plan

The following brief description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that covers all eligible employees, as defined, of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants have the right to direct the Trustee to invest their contributions, in one or more permitted investment funds, as defined by the Plan. Participants may contribute up to 15% of their annual compensation, not to exceed $10,500 per plan year. The Plan provides that the Company will match participant’s contributions in an amount equal to 25% of the participant’s elective deferrals for the plan year. However, the Company shall not match any elective deferrals which are in excess of 6% of a participant’s annual compensation.

Through December 31, 2000, the Plan allowed matching contributions to be made in cash or in the Company’s common stock, at the Company’s election. During 2000 and 1999, all Company contributions were made with the Company’s common stock. As a result of the Plan amendment which eliminated the option of the Company to match participant contributions in its common shares, the Plan sold all of the Company’s common shares on December 28, 2000, but the trade was not settled and therefore this amount is reflected as due from broker for securities sold on the Statement of Net Assets Available for Plan Benefits. Effective January 1, 2001, the Plan was amended to allow the Company’s matching contribution to be made in cash only. The amounts due from broker and future contributions will be allocated based on participants’ elections. Subject to the provisions of the Plan, the Company has the option to contribute any amount up to 15% of the

DEVELOPERS DIVERSIFIED REALTY CORPORATION
PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements, Continued

annual pay of all participating and vested participants for each Plan year. During 2000 and 1999, there were no such contributions made by the Company related to this provision.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based upon participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions ($475 and $2,487 at December 31, 2000 and 1999, respectively).

Vesting

Plan participants are fully vested in all contributions to their accounts, with the exception of the Company contributions, which vest at the rate of 20% per service year until fully vested. Participants were credited with years of service prior to the formation of the Plan for vesting purposes.

Participants Notes Receivable

Under the terms of the Plan, participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participants’ accounts and bear interest at the prime rate plus 1% which is fixed at the time of the loan, or 10.5% and 9.5% at December 31, 2000 and 1999, respectively. The outstanding notes’ interest rates range from 8.8% to 10.5% at December 31, 2000.

Payment of Benefits

The liability of the Plan for benefits to participants is limited to the fair value of the Plan assets. A participant is entitled to receive the full value of his or her vested account at age 65, death or disability, prior to retirement, or upon termination of employment. Upon retirement or termination, the participant may elect to receive a single lump sum payment of his or her account balance. If a participant’s employment terminates as a result of a permanent physical or mental disability, the participant will be fully vested as of the date of the disability. There were no benefits payable at December 31, 2000 and 1999 for any processed and approved, but unpaid claims.

DEVELOPERS DIVERSIFIED REALTY CORPORATION
PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements, Continued

3.	Investments

The Trustee of the Plan maintains the following separate investment accounts under the Plan in which participants may direct contributions.

Employer Stock Fund - The fund was comprised of common stock of the Company, Developers Diversified Realty Corporation, which is actively traded on the New York Stock Exchange. There were no Plan assets in this fund at December 31, 2000, as this investment alternative was eliminated.

Oppenheimer Securities:

U.S. Government Trust - This fund seeks high current income, preservation of capital and maintenance of liquidity primarily through investments in debt securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

Capital Income Fund - This fund’s primary investment objective is to maximize current income, compatible with prudent investment. It has a secondary objective to conserve principal, while providing an opportunity for capital appreciation. It invests primarily in well established corporations who typically pay an above average dividend yield.

Global Fund - This fund invests its assets with the objective of capital appreciation. It invests in stocks from around the world. It searches out growth oriented companies principally involved in one or more key global trend sectors.

Growth Fund - This fund invests its assets to seek capital appreciation for shareholders. It invests in large corporations who have proven potential for earnings growth over time.

Discovery Fund - This fund’s investment objective is capital appreciation. It invests in small emerging growth companies for maximum capital appreciation.

Main Street Growth and Income Fund - This Fund is predominantly a large-cap blend fund, with the ability to invest in companies of all sizes and utilize a combination of both growth and value styles.

Salomon Smith Barney:

Money Fund - This fund invests in short-term high quality money market securities that provide current income and safety of principal.

DEVELOPERS DIVERSIFIED REALTY CORPORATION
PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements, Continued

The following presents investments that represent 5 percent or more of the Plan’s net assets:

Investments at Fair Value

	December 31,

	2000	1999

Oppenheimer Securities Capital Income Fund, 25,064 and 19,111 shares, respectively	$316,812	$223,795

Oppenheimer Securities Global Fund, 7,730 and 4,865 shares, respectively	398,262	299,722

Oppenheimer Securities Growth Fund, 13,454 and 9,273 shares, respectively	522,403	437,799

Oppenheimer Securities Discovery Fund, 2,343 and 1,445 shares, respectively	99,143	91,352

Oppenheimer Securities Main Street Growth and Income Fund, 4,831 and 1,842 shares, respectively	172,308	76,186

Developers Diversified Realty Corporation Common Stock, 25,743 shares	—	331,438*

* Non participant-directed

During 2000, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $219,927 as follows:

Net Change in Fair Value

Year Ended
December 31, 2000

Investment at fair value

Mutual Funds	$(236,797)

Common Stock	16,870

Net change in fair value	$(219,927)

4.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,

	2000	1999

Net assets:

Common Stock	$—	$331,438

Money Fund	3,021	1,523

	$3,021	$332,961

DEVELOPERS DIVERSIFIED REALTY CORPORATION
PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements, Continued

Year Ended
December 31, 2000

Changes in Net Assets:

Employer contributions	$71,679

Participants’ contributions	48,252

Participants’ rollovers	9,371

Receivables	(505,248)

Dividends	45,923

Net appreciation — realized	16,870

Benefits paid to participants	(9,883)

Transfers to participant-directed investments	(2,228)

Forfeitures	(4,029)

Investment expense	(647)

$(329,940)

5.	Transaction with Parties-In-Interest

Certain officers of the Company are participants in the Plan and trustees of the Plan. One of the investment elections includes the Company’s common stock. At December 31, 2000 and 1999, the Plan held investments in shares of mutual funds managed by Salomon Smith Barney, the Plan investment advisor. These transactions are considered exempt party-in-interest transactions under Section 408 of ERISA and the regulations thereunder.

6.	Plan Termination

Under the Plan, the Company has the right to discontinue contributions and terminate the Plan at any time, although the Company has not expressed any interest to do so. In the event of termination, participants’ accounts become fully vested if the participant has not (1) incurred a five-year break in service, or (2) received payment of their vested account balance. The Participants’ accounts are to be distributed to the participants according to the directions of the Plan Advisory Committee administering the Plan.

7.	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 24, 1995, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”) and therefore is exempt from federal income taxes. In management’s opinion, the Plan is operating in compliance with the applicable provisions of the IRC and other post-1986 legislation. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status. The application for tax exempt status of the Plan does not apply to the taxability of distributions to participants under the Plan.

DEVELOPERS DIVERSIFIED REALTY CORPORATION
PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements, Continued

8.	Subsequent Events

In April 2001, the Plan sold all of its investments in the Oppenheimer Securities to allow for the transfer of assets to different investment options managed by Putnam Investments.

DEVELOPERS DIVERSIFIED REALTY CORPORATION
PROFIT SHARING PLAN AND TRUST

Schedule I

Schedule of Assets Held for Investment Purposes
December 31, 2000

			Fair
Identity of Issuer or Borrower			Value

*	Salomon Smith Barney	Money Fund Cash Portfolio Class A	$76,222

	Oppenheimer Funds	U.S. Government Trust Class C	50,619

	Oppenheimer Funds	Capital Income Fund Class C	316,812

	Oppenheimer Funds	GlobalFund Class C	398,262

	Oppenheimer Funds	Growth Fund Class C	522,403

	Oppenheimer Funds	Discovery Fund Class C	99,143

	Oppenheimer Funds	Main Street Growth and Income Fund Class C	172,308

			$1,635,769

*	Participant Notes Receivable (The outstanding Notes’ interest range from 8.8% to 10.5%)		$13,714

*	Designates Parties-In-Interest

DEVELOPERS DIVERSIFIED REALTY CORPORATION
PROFIT SHARING PLAN AND TRUST

Schedule II

Schedule of Reportable Transactions
For the Year Ended December 31, 2000

		Purchase	Selling	Gain
		Price	Price	or (loss)

*	Developers Diversified Realty Corporation Common Stock

	24 aggregate purchases	$124,835	—	—

	1 aggregate sale	—	506,955	(64,211)

*	Designates Party-In-Interest

DEVELOPERS DIVERSIFIED REALTY CORPORATION
PROFIT SHARING PLAN AND TRUST

Exhibits

23.0	Consent of Independent Accountants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly cause this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Developers Diversified Realty Corporation Profit Sharing Plan and Trust

Date June 27, 2001	/s/ Joan U. Allgood

Joan U. Allgood Trustee

Date June 27, 2001	/s/ William H. Schafer

William H. Schafer Trustee

Date June 27, 2001	/s/ Susan Hennessey

Susan Hennessey Trustee